SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

GOL discloses preliminary traffic figures for July 2022

São Paulo, August 4, 2022 - GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and B3: GOLL4), Brazil’s largest domestic airline, announces today preliminary air traffic figures for the month of July 2022, compared to the same period in 2021.

Highlights:

|	GOL’s total supply (ASK) increased 42.6%. Total seats increased 41.9% and the number of departures increased by 44.7%. GOL's total demand (RPK) increased by 36.3% and the load factor was 80.8%.
|	GOL’s domestic supply (ASK) increased 31% and demand (RPK) increased by 24.1%. GOL’s domestic load factor was 80.1%. The volume of departures increased by 40.2% and seats increased by 37.5%.
|	GOL’s international supply (ASK) was 309 million, the demand (RPK) was 275 million and international load factor was 88.9%.

July/22 Preliminary Traffic Figures:

	Monthly Traffic Figures (1)			Accumulated Traffic Figures (1)			LTM Traffic Figures (1)
Operating data *	Jul/22	Jul/21	% Var.	7M22	7M21	% Var.	Jul/22 LTM	Jul/21 LTM	% Var.
Total GOL
Departures	18,346	12,677	44.7%	112,674	65,272	72.6%	181,575	116,278	56.2%
Seats (thousand)	3,196	2,253	41.9%	19,647	11,504	70.8%	31,663	20,471	54.7%
ASK (million)	3,810	2,673	42.6%	22,916	13,706	67.2%	36,226	24,337	48.9%
RPK (million)	3,079	2,260	36.3%	18,229	11,283	61.6%	29,090	19,862	46.5%
Load factor	80.8%	84.5%	-3.7 p.p	79.5%	82.3%	-2.8 p.p	80.3%	81.6%	-1.3 p.p
Pax on board (thousand)	2,502	1,858	34.7%	15,111	9,275	62.9%	24,643	16,386	50.4%
Domestic GOL
Departures	17,770	12,677	40.2%	110,008	65,272	68.5%	178,604	116,278	53.6%
Seats (thousand)	3,097	2,253	37.5%	19,189	11,504	66.8%	31,154	20,471	52.2%
ASK (million)	3,501	2,673	31.0%	21,698	13,706	58.3%	34,883	24,337	43.3%
RPK (million)	2,804	2,260	24.1%	17,192	11,283	52.4%	27,958	19,862	40.8%
Load factor	80.1%	84.5%	-4.4 p.p	79.2%	82.3%	-3.1 p.p	80.1%	81.6%	-1.5 p.p
Pax on board (thousand)	2,415	1,858	29.9%	14,722	9,275	58.7%	24,216	16,386	47.8%
International GOL
Departures	576	0	N.A	2,666	0	N.A	2,971	0	N.A
Seats (thousand)	99	0	N.A	458	0	N.A	509	0	N.A
ASK (million)	309	0	N.A	1,218	0	N.A	1,343	0	N.A
RPK (million)	275	0	N.A	1,038	0	N.A	1,132	0	N.A
Load factor	88.9%	0	N.A	85.2%	0	N.A	84.3%	0	N.A
Pax on board (thousand)	88	0	N.A	389	0	N.A	427	0	N.A
On-time Departures	94.5%	95.7%	-1.2 p.p	93.9%	96.4%	-2.5 p.p	92.5%	95.6%	-3.0 p.p
Flight Completion	99.6%	99.4%	0.2 p.p	99.5%	98.6%	0.9 p.p	99.4%	98.8%	0.7 p.p
Cargo Ton (thousand)	5.7	3.5	60.4%	31.3	21.8	43.5%	55.0	37.2	47.7%

* Source: Agência Nacional de Aviação Civil (ANAC) and the Company for the current month.

(1) Preliminary Figures

1	GOL Linhas Aéreas Inteligentes S.A.

GOL discloses preliminary traffic figures for July 2022

GOL Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55 (11) 2128-4700

About GOL Linhas Aéreas Inteligentes S.A. (“GOL”)

GOL is the largest airline in Brazil, leader in the corporate and leisure segments. Since founded in 2001, the Company has the lowest unit cost in Latin America, thus democratizing air transportation. The Company has alliances with American Airlines and Air FranceKLM and makes available several codeshares and interline agreements available to Customers, bringing more convenience and simple connections to any place served by these partnerships. With the purpose of “Being the First for All”, GOL offers the best travel experience to its passengers, including: the largest number of seats and more space between seats; the greatest platform with internet, movies and live TV; and the best frequent-flyer program, SMILES. In cargo transportation, GOLLOG delivers orders to different regions in Brazil and abroad. The Company has a team of 14,000 highly qualified aviation professionals focused on Safety, GOL’s #1 value, and operates a standardized fleet of 144 Boeing 737 aircraft. The Company's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information, go to www.voegol.com.br/ri.

2	GOL Linhas Aéreas Inteligentes S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 4, 2022

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer